January 9, 2024

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE.

Washington, DC 20549

Re:	Response to SEC Staff Comments on Post-Effective Amendment No. 5 on Form N-1A (the “Registration Statement”) for the Waycross Managed Risk Equity Fund (formerly known as the Waycross Long/Short Fund) and the Waycross Focused Core Equity Fund, each a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Dubey:

On November 28, 2023, the Trust filed with the Securities and Exchange Commission (the “Commission”) Amendment Nos. 5 and 6 to the Registration Statement. This letter responds to comments on the Registration Statement, the staff provided on Wednesday, December 20, 2023. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Registration Statement.

Summary Prospectus – Both Funds

Fees and Expenses

1.	Comment: Please provide completed fee tables for review in the comment response letter.

Response: Please see below for the completed fee table for each Fund:

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Waycross Managed Risk Equity Fund

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		1.25%
Distribution and/or Service (12b-1) Fees		None
Other Expenses
Dividend expense on securities sold short	0.77%
Brokerage expenses on securities sold short	0.00%
Other operating expenses	0.25%
Total Other Expenses		1.02%
Acquired Fund Fees and Expenses(1)		0.01%
Total Annual Fund Operating Expenses		2.28%
(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

Waycross Focused Core Equity Fund

FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.66%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	1.72%
Total Annual Fund Operating Expenses(1)	2.38%
Less Management Fee Reductions and/or Expense Reimbursements(2)	(1.69)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements(2)	0.69%
(1)	“Management Fees” and “Total Annual Fund Operating Expenses” have been restated to reflect current fees.
(2)	Waycross Partners, LLC (the “Adviser”) has contractually agreed, until June 30, 2025, to reduce the Fund’s Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the Fund, Acquired Fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the Fund’s business) to an amount not exceeding 0.69% of the Fund’s average daily net assets. Management Fee reductions and expense reimbursements
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by the Adviser are subject to repayment by the Fund for three years after such fees and expenses were incurred, provided that the repayments do not cause Total Annual Fund Operating Expenses (after the repayment is taken into account) to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Before June 30, 2025, this agreement may not be modified or terminated without the approval of the Board of Trustees (the “Board”). This agreement will terminate automatically if the Fund’s investment advisory agreement (the “Advisory Agreement”) with the Adviser is terminated.

Principal Investment Strategy of the Funds

2.	Comment: Each Fund has an 80% investment policy to invest in equity securities traded in the United States. If investing in foreign securities, including emerging markets, is a principal investment strategy, please disclose that in the principal investment strategy and principal risks of each Fund.

Response: Neither Fund expects to invest principally in foreign securities, including emerging markets.

Principal Risks of the Funds

3.	Comment: Each Fund includes risk disclosure entitled “Sector Risk.” If a Fund currently has significant exposure to a particular sector or sectors, please disclose the risks of that particular sector or sectors here or in a separate risk factor.

Response: The Waycross Focused Core Equity Fund (the “Focused Fund”) has Technology Sector Risk in its disclosure since that sector accounts for more than 25% of its portfolio. No other sector currently accounts for over 25% of the Focused Fund’s portfolio. The Waycross Managed Risk Equity Fund (“Managed Risk Fund”) does not invest more than 25% of its portfolio in any sector.

Summary Prospectus – Waycross Managed Risk Equity Fund

Fees and Expenses

4.	Comment: Please confirm to the staff that any interest expense on securities sold short is included in the fee table presented.

Response: The Managed Risk Fund confirms that interest expense on securities sold short is included in the fee table presented above and in the Prospectus.

Principal Investment Strategies

5.	Comment: Consider disclosing in plain English what a short position is and what it means to be short a security.
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Response: The Managed Risk Fund has revised its disclosure to state, “[a] short position is created when a trader sells a security first and repurchases it later at a lower price. Such a position benefits when the price of the security decreases, whereas a long position benefits when the price increases.”

6.	Comment: Disclose any upper limit on the Fund’s exposure to short sales (i.e., what percentage of the portfolio will be sold short, or the Fund’s net long position will be).

Response: The Managed Risk Fund has revised its disclosure to state that “[u]nder normal market conditions, the Fund expects to maintain a net long exposure (i.e., the market value of the Fund’s long positions minus the market value of the Fund’s short positions) of at most 60%; however, the Adviser seeks to target a net long exposure of approximately 50% over a full market cycle.”

7.      Comment: Given that money market funds constituted 11.5% of the Fund’s assets as disclosed in the Semi-Annual Report for the period ended August 31, 2023, consider whether investing in money market funds should be identified as a principal investment strategy and if necessary, disclose any corresponding risks.

Response: The Managed Risk Fund has revised its disclosure to state that “[i]n pursuing its investment strategy, the Fund may also invest in cash and cash equivalents, including securities of money market funds.” The Managed Risk Fund has also added the following corresponding risk disclosure:

Money Market Fund Risk. When the Fund invests in an underlying fund, including a money market fund, it will indirectly bear its proportionate share of any fees and expenses payable directly by the underlying fund. Therefore, the Fund will incur higher expenses, many of which may be duplicative. Although each underlying money market fund in which the Fund may invest seeks to maintain the value of the investments at $1.00 per share, there is no assurance that the underlying fund will be able to do so.

Summary Prospectus – Waycross Focused Core Equity Fund

Fees and Expenses

8.      Comment: Remove the last two lines of the fee table and the related footnote and all disclosure regarding the expense reimbursement and fee waiver arrangement from the

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Summary Prospectus because the arrangement is effective for less than one year from the Registration Statement's effective date. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Board of Trustees (the “Board”) approved extending the expense limitation agreement for an additional one-year term ending June 30, 2025, by written consent on January 5, 2024.

Principal Investment Strategies

9.      Comment: The third sentence of the second paragraph of the Fund’s Principal Investment Strategies states, “The Adviser seeks to emphasize companies that are either leaders in their respective industries or are disrupting their industries through innovation.” Describe with specificity the industries being disrupted through innovation that are part of the principal investment strategy and disclose any corresponding risks.

Response: The Fund does not expect to make principal investments in blockchain-related companies or cryptocurrencies. It has removed the quoted text and replaced it with the following disclosure in the second paragraph of the Principal Investment Strategies section.

The Adviser seeks to emphasize companies that have proven their ability to sustainably grow earnings, sometimes through innovation, above market expectations. The Adviser generates a focus universe of investment candidates of approximately 300 companies traded in the United States. The Adviser rigorously analyzes each investment candidate, evaluating company-specific metrics (“key factors”) it deems most likely to affect annual earnings, and then ranks the companies based on the Adviser’s assessment of these key factors. The Adviser defines key factors as the most critical drivers of a company’s annual earnings estimates; for example, foot traffic at a restaurant, units sold for a tech product company, or operating costs for an industrial company. Following further analysis, the Adviser buys stocks for the Fund’s portfolio that it determines to have improving key factors and are available at reasonable valuations.

10.  Comment: Regarding the Fund’s investments in ADRs, if the Fund invests in unsponsored ADRs as a principal investment strategy, add disclosure here and include corresponding risk disclosure.

Response: The Fund does not invest in unsponsored ADRs as a principal investment strategy and does not expect to invest in unsponsored ADRs.

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Statutory Prospectus

11.	Comment: For the section beginning on page 16, “Additional Information Regarding the Funds’ Investment Objectives, Investment Strategies, and Related Risks,” indicate that this heading and the paragraphs below relate to the principal investment strategies and risks of investing in the Funds. Please move any non-principal strategy and risk disclosure to a separate section. See Item 9 of Form N-1A.

Response: The Registrant has made the requested changes.

12.	Comment: All comments to the Summary Prospectus principal investment strategies and risks apply to the Statutory Prospectus.

Response: The Registrant has incorporated changes to the Summary Prospectus disclosure to reflect the Staff’s comments into the Statutory Prospectus.

13.	Comment: In the disclosure “Short Sales Risk” on page 20, the Registrant states, “When the Fund sells a stock short, it must maintain a segregated account with its custodian…” Confirm supplementally that this sentence is still accurate given the implementation of Rule 18f-4 under the Investment Company Act of 1940, as amended. Please revise or remove the disclosure if the sentence is no longer accurate.

Response: The Registrant has removed the sentence since Rule 18f-4 does not include an asset segregation requirement.

14.	Comment: In the “Fund Management” section of the statutory prospectus, the subsection “The Investment Adviser” discloses that “[a]s of February 28, 2023, the Adviser had approximately $350 million in assets under management and an additional $2.3 billion in assets under advisement.” Please clarify in the Prospectus what the Adviser means by “assets under advisement” or remove the reference.

Response: Consistent with the Form ADV definition of regulatory assets under management (“RAUM;” defined as assets that are securities portfolios for which the Adviser provides continuous and regular supervisory or management services), the Adviser defines “Assets under advisement” as assets for which the Adviser either does not have discretionary authority or arrange or effectuate transactions. Item 4 of Form ADV Part 2A permits an investment adviser to disclose assets under advisement as a separate asset figure from RAUM. The Registrant has revised the disclosure to state:

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As of December 31, 2023, Waycross had approximately $468.5 million in assets under management and $2.7 billion in assets under advisement, assets for which the Adviser either does not have discretionary authority or does not arrange or effectuate transactions.

15.	Comment: In the “How to Redeem Shares” section of the statutory prospectus, the subsection “By Telephone” discloses that “[s]hareholders may be charged a fee of $15 by the Fund’s custodian for outgoing wires.” Disclose the $15 fee in each Fund’s fee table. See Instruction 2(d) to Item 3 of Form N-1A.

Response: The Registrant declines to make this change. Instruction 2(d) to Item 3 requires the Fund to “[d]isclose account fees that may be charged to a typical investor in the Fund.” Any wire fees paid by an investor would apply only to direct shareholders who request a wire transfer via telephone. Such fees are not typical and can be avoided by receiving payment via other means (e.g., check or ACH).

16.	Comment: In the “How to Redeem Shares” section of the statutory prospectus, the subsection “Receiving Payment” discloses that “[w]hen shares are purchased by check or through ACH, the proceeds from the redemption of those shares will not be paid until the purchase check or ACH transfer has been converted to federal funds, which could take up to 15 calendar days.” Remove the references to ACH transactions from this disclosure.

Response: The Registrant has made this change.

Statement of Additional Information (“SAI”)

17.	Comment: The “Additional Information on Investments, Strategies and Risks” section of the SAI includes the sub-section “Leveraged and Inverse ETF Risk.” If either Fund intends to invest in leveraged or inverse ETFs as part of its principal investment strategy, disclose the risk in the Fund’s principal investment strategies in the Prospectus, including any upper limit on such investments, and include corresponding risk language.

Response: The Registrant confirms that neither Fund intends to invest in leveraged or inverse exchange-traded funds as part of its principal investment strategy.

18.	Comment: The “Investment Restrictions” section of the SAI, under Item 7 of the “Fundamental Restrictions,” add disclosure that the Funds will consider the holdings of underlying funds when determining compliance with the concentration policy.

Response: The Registrant has updated its concentration policy, as noted below.

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Each Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in tax-exempt obligations issued or guaranteed by the U.S. Government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry (e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies; however, the Fund will consider, when current portfolio holdings information is available, the portfolio of underlying investment companies when determining compliance with its concentration policy.

(Emphasis added.)

19.	Comment: In the “Management of the Trust” section of the SAI, under the sub-section “Leadership Structure and Qualifications of Trustees,” the second paragraph of the sub-section “Board Leadership” states that “[t]he Board believes that its leadership structure… is appropriate and in the best interests of the Trust.” Disclose why the leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

Response: The Registrant has added the following disclosure: The Board is comprised of all independent trustees with a diversity of experience, knowledge, and skills, including familiarity with investment companies and their advisers. Further, the Board chairman is independent and has extensive experience as a portfolio manager.

20.	Comment: In the “General Information” section of the SAI, under the sub-section “Derivative Claims of Shareholders”:

(a)	Disclose the requirements of Section 3816 of the Delaware Act since Section 6 of Article 5 of the Trust’s Declaration of Trust states that Section 3816 applies to such claims.

Response: The Registrant has added the following disclosure.

The Trust’s By-Laws (the “By-Laws”) contain provisions regarding derivative claims of shareholders. Under these provisions, a shareholder must first meet the requirements of Section 3816 of the Delaware Act, which requires that the shareholder own shares at the time of the transaction or event in question and when the claim is made. Additionally, a shareholder must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed. For purposes of the foregoing sentence, a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee of the Board

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established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a shareholder demand because such Trustee receives remuneration for his service on the Board or on the boards of one or more Trusts that are under common management with or otherwise affiliated with the Trust. Section 3816 of the Delaware Act requires that the shareholder’s complaint detail its efforts to get the Board to bring the action.

(Emphasis added.)

(b)	If the application of Section 3816 of the Delaware Act to the provision regarding Derivative Claims means that derivative claims can only be brought in Delaware Chancery Court, disclose that Section 6 of Article 5 of the Trust’s Declaration of Trust does not apply to claims under Federal Securities Laws.

Response: The Registrant has added disclosure stating Section 3816 allows a shareholder to bring an action in the Court of Chancery only. Neither Section 3816 nor the Trust’s Declaration of Trust apply to claims under federal securities laws.

(c)	The second paragraph of this sub-section states that “[u]nless a demand is not required under the foregoing paragraph, (a) shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of a Fund or class to which such action relates, shall join in the request…” Section 6 of Article 5 of the Trust’s Declaration of Trust does not include the 10% requirement. Remove that requirement or explain to us why this is disclosed as a requirement for derivative action; if it is a requirement, disclose that Section 6 of Article 5 of the Trust’s Declaration of Trust does not apply to claims under Federal Securities Laws.

Response: The Registrant confirms that the 10% threshold is not a requirement and has removed this disclosure.

Declaration of Trust

21.	Comment: We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of Trustees and replace them with standards outlined in the Declaration of Trust; such provisions are inconsistent with Federal Securities Laws and the Commission’s views on such persons’ fiduciary duties. Summarize Article 4, Section 3, including the 3rd sentence, of the Declaration of Trust in an appropriate location in the prospectus. Immediately follow this disclosure with a statement that “nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of Trustees shall apply to or in
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any way limit the duties (including state law fiduciary duties of loyalty and care) or liabilities of Trustees concerning matters arising under Federal Securities Laws.”

Response: The Registrant has added the following disclosure under the “Description of the Shares” on page 30 of the SAI.

Under the Declaration of Trust, the Board has the power to manage the Trust’s business. The Board has the authority to engage in transactions, execute contracts, and perform necessary actions to administer the Trust. The Board has unrestricted control over the Trust’s assets and business. Decisions are deemed effective if approved by a majority of the trustees. Although Delaware law allows a statutory trust to eliminate or alter the trustees’ fiduciary duties and replace them with standards outlined in the Declaration of Trust, such provision may not be consistent with federal securities laws and the SEC’s views on the trustees’ fiduciary duties. Accordingly, nothing in the Declaration of Trust modifying, restricting, or eliminating the duties or liabilities of Trustees shall apply to or in any way limit the duties or liabilities of Trustees concerning matters arising under federal securities laws.

Signature Page

22.	Comment: The Registration Statement was signed by the Trust’s President, Principal Executive and Financial Officer, and the Board of Trustees. Please ensure that the Trust’s next post-effective amendment is signed by the Trust’s principal executive officer, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of trustees. See Section 6(a) of the Securities Act.

Response: The Board has designated the Trust’s President to also serve as its Principal Executive, Financial, and Accounting Officer, which will be reflected in the next post-effective amendment.

If you have any questions concerning the foregoing, please contact Bo J. Howell at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell

Bo James Howell

On behalf of FinTech Law, LLC

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